UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  29549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                     THE QUAKER OATS COMPANY
                          (Name of Issuer)


                 Common Stock ($5.00 par value)
                 (Title of class of Securities)


                              747402105
                           (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.     747402105                      Page 1 of1   Pages


                              13G



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE  PERSON

          The Quaker Employee Stock Ownership Plan


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          N/A

3      SEC USE ONLY

          321 N. Clark Street, Chicago, Illinois 60610

4      CITIZENSHIP OR PLACE ORGANIZATION

               5    SOLE VOTING POWER 9,516,785 (includes 2,407,330 shares of
NUMBER OF           common stock, based on conversion of 1,094,241 convertible
SHARES              preferred stock shares at the conversion rate of 2.2)
BENEFICIALLY
OWNED BY       6    SHARED VOTING POWER
  EACH
REPORTING                0
  PERSON
  WITH         7    SOLE DISPOSITIVE POWER 9,516,785 (includes 2,407,330 shares of common stock, based on conversion of 1,094,241 convertible preferred stock shares at the conversion rate of 2.2)

               8    SHARED DISPOSITIVE POWER

                         0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,516,785

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN SHARES*

          N/A

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.87073 %

12     TYPE OF REPORTING PERSON

          EP

               *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.   (a)  Name of Issuer - The Quaker Oats Company
          (b)  Address of Issuer's Principal Executive Office -
               321 N. Clark St., Chicago, IL 60610


ITEM 2.   (a)  Name of Person Filing - Cover Page Item 1
          (b)  Address of Principal Business Office - Cover Page Item 3
          (c)  Citizenship - N/A
          (d)  Title of Class of Securities - Common Stock ($5.00 par value)
          (e)  CUSIP Number -747402105


ITEM 3.   If this statement is filed pursuant to Rule 13d-1(b), or
          13d-2(b), check whether the person filing is a:
          (a)  ___   Broker or Dealer registered under Section 15 of the Act
          (b)  ___   Bank as defined in section 3(a)(6) of the Act
          (c)  ___   Insurance Company as defined in section
                     3(a)(19) of this act
          (d)  ___   Investment Company registered under section 8
                     of the Investment Company Act
          (e)  ___   Investment Adviser registered under section
                     203 of the Investment Advisers Act of 1940
          (f)   X    Employee Benefit Plan, Pension Fund which
                     is subject to the provisions of the
                     Employee Retirement Income Security Act of 1974 or
                     Endowment Fund; see  240.13d-1(b)(1)(ii)(F)
          (g)  ___   Parent Holding Company, in accordance with
                     240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h)  ___   Group, in accordance with 240.13d(b)(1)(ii)(H)


ITEM 4.   OWNERSHIP.

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13-d1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)   Amount Beneficially Owned - Cover Page Item 9
          (b)   Percent of Class - Cover Page Item 11
          (c)   Number of shares as to which such person has:
                (i)    sole power to vote or to direct the vote -
                       Cover Page Item 5
                (ii) shared power to vote or to direct the vote - Cover Page Item 6
                (iii)  sole power to dispose or to direct the
                       disposition of - Cover Page Item 7
                (iv)   Shared power to dispose or to direct the
                       disposition of - Cover Page Item 8


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.






                                   PAGE 1



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.


ITEM 10.  CERTIFICATION.

          The following certification shall be included if the statement if filed pursuant to rule 13d-1(b):


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such Securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          The Quaker Employee Stock Ownership Plan
                          Administrative Committee


                          /s/ Robert C. Penzkover
                          Robert C. Penzkover, Member


                          /s/Dennis M. Corry
                          Dennis M. Corry, Member